                                   Exhibit 6(a)

                              EMPLOYMENT AGREEMENT

      This Agreement is entered into, to be effective as of December 15, 2000, by and between Lifelink Online.com, Inc., a Delaware corporation ("Employer"), and Jerry Farrar, an individual residing at 3340 Palos Verdes Drive East, Rancho Palos Verdes, California 90275 ("Executive").

                                    RECITALS

      WHEREAS, Employer recognizes that Executive will be a key member of management and important to the long term development and prospects of Employer; and

      WHEREAS, Employer desires to employ Executive and Executive desires to be employed by Employer pursuant to the terms and conditions set forth in this Agreement.

      NOW, THEREFORE, in consideration of the forgoing and the terms and conditions set forth herein, Employer and Executive hereby agree as follows:

I. Employment and Duties

      Employer hereby employs Executive, and Executive hereby accepts such employment, upon the terms and conditions set forth in this Agreement. Executive shall render such managerial, supervisory, developmental, marketing, or other services as Employer may specify from time to time, subject at all times to the direction and control of the Board of Directors of Employer. Executive shall serve as and with the title of President and Chief Executive Officer of Employer. Furthermore, Executive will be nominated to serve as a member of the Board of Directors of Employer.

II. Term

      The term of Executive's employment under this Agreement shall commence on the date that funding of Employer's initial private placement offering is completed and shall continue for a period of three (3) years from such date. Prior thereto, Executive shall serve as acting President and Chief Executive Officer of Employer for which Executive shall be compensated on a pro rata basis based solely on the annual salary as set forth in Section 3.1 below. Notwithstanding anything to the contrary set forth herein, however, at any time during the term hereof either party may elect to reduce said term or terminate this Agreement upon not less than sixty (60) days prior written notice to the other.

III. Compensation

      3.1 Salary. Executive will receive an initial base salary equal to One Hundred Fifty Thousand Dollars ($150,000) per annum which salary shall be reviewed annually; provided, however, that in no event shall Executive's salary increase by less than five percent (5%) per annum during the term hereof. Such base salary shall be paid in accordance with the normal payroll practices of Employer.

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      3.2 Signing Bonus. Executive will receive a signing bonus in the amount of
Fifty Thousand Dollars ($50,000), such bonus to be paid within thirty (30) days following receipt by Employer of the first One Million Dollars ($1,000,000) of capital from any source.

      3.3 Incentive Bonus. Executive shall be eligible to receive an annual incentive bonus in an amount not to exceed one hundred percent (100%) of Executive's applicable base salary for each fiscal year of Employer. The criteria for awarding such bonus for any given fiscal year of Employer shall be mutually agreed to by Executive and Employer prior to the commencement of such fiscal year. If Executive shall fail to achieve one hundred percent (100%) of his bonus criteria for any given year, Executive will be entitled to receive a portion of his incentive bonus for such year in accordance with the following table:

        Percent of Criteria Achieved         Percent of Bonus to be Awarded
        ----------------------------         ------------------------------

                75%                                        0
                80%                                       20%
                85%                                       40%
                90%                                       60%
                95%                                       80%
               100%                                      100%

In the event that this Agreement terminates prior to the end of a given fiscal year, Executive shall be entitled to (1) fifty percent (50%) of any such bonus if Executive has been employed for not less than six (6) months during such fiscal year and (2) seventy-five percent (75%) of any such bonus if Executive has been employed for not less than nine (9) months during such fiscal year. All bonuses described in this section shall be paid, if due, fifteen (15) days after the filing of Employer's Annual Report on Form 10-K with the Securities and Exchange Commission.

      3.4 Stock Options. Executive shall be entitled to participate in Employer's Incentive Stock Option Plan in accordance with the terms and conditions set forth in Exhibit A attached hereto and incorporated herein. Employer agrees that it will recommend to the Compensation Committee of the Board of Directors that Executive be allowed to exercise any and all options granted hereunder through the use of one or more promissory notes containing such terms and conditions as the Compensation Committee shall deem reasonable and appropriate.

      3.5 Medical Insurance. Employer shall obtain and maintain in full force and effect a comprehensive major medical, hospitalization group plan (or the equivalent) with dental coverage for the benefit of Executive and his dependents. In the event of termination pursuant to Article V or in the event Employer and Executive mutually agree, medical and dental benefits will be available under the federal Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) at Executive's option and expense.

      3.6 Group Term Life Insurance. Executive shall receive a group term life insurance policy in the face amount equal to one hundred percent (100%) of Executive's base salary up to One Hundred Fifty Thousand Dollars ($150,000).

      3.7 Automobile. It is contemplated that to perform the services required by this Agreement, Executive shall obtain and remain fully responsible for the maintenance and repair of an automobile for which Employer shall provide Executive with an expense allowance in an amount equal to Twelve Thousand Dollars ($12,000) per annum.

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      3.8 Travel Expenses. Executive will be reimbursed for all reasonable and necessary expenses incurred while traveling on authorized business for Employer, in accordance with the terms of Employer's travel policy.

      3.9 Other Compensation. In addition to the compensation heretofore set forth, or as may be hereinafter provided, Employer shall provide Executive during his employment any and all benefits commensurate with his position, which Employer, in its sole and absolute discretion, may make available to its executive personnel (or employees in general, if any one is not available solely for executive personnel) under any general pension plan, or other employee benefit plan which may be in effect at any time or from time to time during the Employment Period.

IV. Extent of Service

      Executive shall devote such of his time, attention, energies and skill to the business of Employer as shall be reasonably necessary to perform such responsibilities and duties as may be assigned to him from time to time by the Board of Directors of Employer. Executive shall be required to travel to such locations as may be directed by Employer in the course of Executive's duties hereunder. Throughout the term of this Agreement, Executive's office shall be located in the County of Los Angeles, California.

V. Termination

      Notwithstanding any contrary provisions herein contained, the employment of Executive pursuant to this Agreement may be terminated before the expiration of the term as specified in the following provisions of this Article V, but such termination shall not affect the obligations of Executive as set forth in
Article VII hereof.

      5.1 Death. Executive's employment hereunder shall be terminated immediately in the event of his death.

      5.2 By Employer. Employer shall have the right to terminate immediately Executive's employment under this Agreement for cause. Cause includes, but is not limited to, the following:

            (a)   Misappropriating any funds or property of Employer;

            (b) Attempting to obtain personal profit from any transaction in which Employer has an interest;

            (c) The material failure, material neglect or material refusal to perform the duties assigned to Executive under or pursuant to this Agreement or to abide by the other covenants, terms and conditions of this Agreement; or

            (d) Activities by Executive of a public nature that (i) fail to conform to community standards of generally accepted personal or business conduct, or (ii) may reasonably be expected to reflect badly upon the public image of Employer or its business; provided, however, that such activities shall be limited to those that can be substantiated by admissible documentary evidence (i.e. arrest report, felony indictment, etc.).

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      5.3 By Employer or Executive: Employer or Executive may terminate this
Agreement at any time upon not less than sixty (60) days prior written notice to the other party.

      5.4 Effect of Termination. In the case of termination, the salary and other compensation set forth in Article III, unless otherwise specified, shall immediately terminate and cease to accrue. If termination under this Article occurs under Section 5.1, Employer shall pay to Executive or to his respective heirs (i) all amounts due under this Agreement which are then accrued but unpaid including, but not limited to, salary, automobile allowance, outstanding expenses, vested stock options, and any other compensation which is due to Executive, and (ii) an amount equal to six (6) months of Executive's current base salary, all such payments to be made within fifteen (15) days after the date of termination. If the Employer terminates this Agreement under Section 5.3, Employer shall pay to Executive (i) base salary, (ii) incentive bonus (if any), (iii) medical and dental benefits, (iv) group life insurance premiums and
(v) auto allowance (collectively, "Severance") for a period of six (6) months commencing on the termination date. All Severance payments will be made in accordance with the normal payroll practices of Employer. In no event, however, will Executive be entitled to any stock options unless they have fully vested prior to termination.

VI. Inventions

      6.1 Definitions. As used herein "Inventions" shall mean all discoveries, inventions, improvements, and ideas relating to any process, formula, program or software, machine, device, manufacture, composition of matter, plan or design, whether patentable or not, and specifically includes, but is not limited to, all designs and developments, of whatsoever nature, relating to computer hardware, software or programs.

      6.2 Rights to Inventions. Executive shall, during the period of his employment with Employer, make prompt and full disclosure of all Inventions which Executive makes or conceives, individually, jointly, or with any other employee of Employer or any affiliate of Employer, during the period of Executive's employment by Employer. All such inventions shall become Employer's exclusive property.

      Notwithstanding the foregoing, Executive shall retain all his rights in, and shall not be required to assign to Employer, any invention (hereinafter an "Excluded Invention"): (a) which was developed entirely on Executive's own time, and (b) which does not relate directly to or have any application to the business of Employer or any affiliate of Employer or to their actual or demonstrably anticipated research or development, or which does not result from any work performed by Executive for Employer. This paragraph constitutes written notification to Executive of the inventions that Executive is not required to assign to Employer. Executive shall advise employer of any invention made or conceived by Executive that Executive believes he is entitled to pursuant to this paragraph.

      6.3 Records. Executive will keep and maintain complete written records of all Inventions made or conceived by Executive, and of all work on investigations done or carried out by Executive for Employer at all stages thereof, which records shall be the property of Employer, except for records of the Excluded Inventions. Upon termination of his employment with Employer, Executive agrees to deliver promptly to Employer any unpublished memoranda, notes, records, reports, sketches, plans, programs, software, or other documents held by him concerning any Inventions or potential Inventions to which Employer would be entitled pursuant to the provisions hereof, including any information, knowledge or data relating thereto, or pertaining to Employer's business or contemplated business, whether confidential or not.

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      6.4 Assignments. During Executive's employment hereunder and after the termination thereof, Executive shall execute, acknowledge, and deliver to Employer all such papers, including applications for or assignments of patents or copyrights or applications for the same, as may be necessary to enable Employer, its nominees, successors or assigns, at its or their expense, to publish, protect by litigation or otherwise, obtain titled and/or copyrights or patents to the Inventions which are the property of Employer pursuant to this Agreement, in any and all countries.

VII. Confidentiality and Non-Compete

      7.1 Non-Competition Covenant. Executive agrees that, during the period of Executive's employment by Employer or any affiliate of Employer in any capacity, he will not, directly or indirectly, own, manage, operate, control, consult with or for, be employed by or an agent for, participate in or be connected in any manner with the ownership, management, operation or control of any business that is competitive with the business of Employer or any affiliate of Employer. Further, Executive acknowledges that, as the President of Employer, his services are unique and extraordinary, and that the restrictions herein are reasonable for Employer's protection of its legitimate business interests.

      If any court or arbitrator having jurisdiction determines that the foregoing non-compete covenant is invalid due to its duration, coverage or extent, the covenant shall be modified to reduce its duration, coverage or extent as necessary to make such covenant valid, and the covenant as modified then shall be enforced.

      7.2 Confidentiality and Trade Secrets. During and after the terms of his employment by Employer, Executive shall not communicate, divulge, or use any secret, confidential information, trade secret or confidential customer list of Employer or any affiliate of Employer, to or on behalf of any person or entity, except as consented to in writing by Employer. This obligation shall apply with respect to any such item until such item ceases (other than through the action of Executive) to be secret or confidential.

      7.3 Remedies. In the event of any actual breach by either of the parties of the provisions of this Article VII, then each shall be entitled to all the remedies available by law or in equity, including without limitation the right to obtain damages for said breach and non-adherence and the right to enjoin the other, or any other person or entity in or threatening breach or non-adherence, from continuing, and to remedy, the activities which constitute said breach. The parties acknowledge and agree that any remedies at law may be inadequate in the event of any breach of the provisions of this Article VII and, therefore, they agree and acknowledge that each shall be entitled to all equitable remedies that are appropriate in the event of such breach.

VIII. Miscellaneous.

      8.1 Entire Agreement. This Agreement contains the entire agreement among the parties, superseding in all respects any and all prior oral or written agreements or understandings pertaining to the subject matter hereof and transactions contemplated hereby, and shall be amended or modified only by written instrument signed by all of the parties hereto.

      8.2 Waiver. No waiver by any party of any condition, or of the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a farther and continuing waiver of any such condition or breach of any other term, covenant, representation, or warranty of this Agreement, or the agreements or documents executed in connection herewith.

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      8.3 Right of Offset. If at any time Employer is obligated to make payments to Executive under this Agreement whether as compensation, reimbursement of expenses or otherwise, Employer shall have the right to offset against said obligation any amount which Executive is obligated to pay to Employer or any corporation controlling, controlled by or under common control with the Employer at the time of offset. In the event that the amount which Employer seeks to offset is in dispute or otherwise unliquidated, Employer may nevertheless exercise its right of offset, but if it is ultimately determined that Employer was not entitled to such offset, Employer shall, in addition to the amount not properly offset, pay Executive interest on such amount from the date of offset to the date of payment at 6% per annum. In the event that it is necessary for Executive to take any action, whether at law or in equity, to recover amounts which employer inappropriately withheld under this provision, then the prevailing party shall be entitled to reasonable attorney's fees, costs and other necessary disbursements in addition to any other relief to which it may be entitled.

      8.4 Binding Effect; Assignment. This Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the parties hereto and their respective heirs, successors, and assigns, but this Agreement shall not be assignable by Executive. Employer may assign this Agreement in connection with a merger, consolidation, assignment, sale or other disposition of all or substantially all of its business or assets.

      8.5 General. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. This Agreement shall be governed, enforced and construed under the laws of the State of Connecticut.

      8.6 Representation and Indemnity. Executive represents and warrants to Employer that he has the full right and power to enter into this Agreement and that he is not bound by any restriction or impediment thereto. Executive represents and warrants that he is not subject to any covenant not to compete or any other restriction with any former employer or other entity which would inhibit or restrict Executive's ability to perform any tasks requested by Employer. Executive hereby indemnifies Employer against any claims, losses, damages or expenses that Employer may incur or suffer in connection with any contrary claims by any party as a result of Executive's negligent or wrongful actions or negligent or wrongful failure to act, including but not limited to any unauthorized release of trade secrets or violation of any undisclosed covenant not to compete.

      8.7 Survivability. Notwithstanding anything herein to the contrary, Sections 6.4, 7.1, 7.2, 7.3, 8.3 and 8.6 above shall survive the termination of this Agreement and shall be deemed fully enforceable thereafter.

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       IN WITNESS WHEREOF, the parties have duly executed this Agreement to be effective as of the date first set forth above.

LIFELINK ONLINE.COM, INC.               EXECUTIVE


By: /s/ Joel S. San Antonio             /s/ Jerry R. Farrar
    -----------------------             --------------------------
Title: Director                         Jerry Farrar
       --------------------
Date:  1/18/01                          Date:
      ---------------------                   --------------------

                                                                       EXHIBIT A

                                 STOCK OPTIONS

      Executive shall be granted options to purchase up to Three Hundred Thirty-Three Thousand Dollars ($333,000) worth of shares of Employer's common stock under Employer's Incentive Stock Option Plan at an exercise price equivalent to the midpoint between the "bid" and "ask" price of the common stock on the date these options are approved by the Board of Directors of Employer. The options granted hereunder shall vest on a daily basis throughout the term of this Agreement at the daily rate of (i) .000913 multiplied by (ii) the total number of options granted to Executive hereunder. Notwithstanding the forgoing, it is understood and agreed by Executive and Employer that, for any year in which Employer did not meet its financial objectives, the options that otherwise would have been eligible for vesting during such year (assumed to be 365 days for purposes hereof) shall be reduced in accordance with the following table:


Percent of Objectives Met       Percent of Options Eligible for Vesting
-------------------------

       75%                                      0
       80%                                      20%
       85%                                      40%
       90%                                      60%
       95%                                      80%

All options will be subject to approval by the Board of Directors of Employer and subject to the other terms and conditions applicable to options granted under the Plan.